November 18, 2013

VIA EDGAR TRANSMISSION

Ashley Vroman-Lee

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re: AdvisorOne Funds, File Nos. 333-20635 and 811-08037

Dear Ms. Vroman-Lee:

On August 29, 2013, AdvisorOne Funds (the "Registrant"), on behalf of its series, Amerigo VI Portfolio, Clermont VI Portfolio, Enhanced Income VI Portfolio and the Shelter VI Portfolio (each a “Portfolio” and collectively the "Portfolios"), filed a registration statement under the Securities Act of 1933 on Form N-1A.  In a telephone conversation on October 17, 2013, you provided comments to Emily Little. Please find below a summary of your comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant.

Prospectus:

Comment 1.  In Footnote 3 to the fee table for each Portfolio, an expense limitation agreement is referenced.  The expense limitation agreement must be in place for at least one year from the effective date of the prospectus.  Please confirm supplementally that the date will be at least one year from the date of the prospectus.

Response.  The Registrant so confirms.

Comment 2.  The Investment Objective of the “Amerigo VI Portfolio” references “current income.”  Please explain supplementally what is meant by “current income;” i.e., bond interest dividends, etc.

Response.  Registrant defines “current income” as long, medium or short-term bonds and other fixed income securities of any credit quality (including “junk bonds”) or Underlying Funds  that invest in these securities.

Comment 3.  In the Fee Table for each Portfolio, please revise the reference to “Distribution and/or Service (12b-1) Fees” to “Distribution (12b-1) Fees” as the Portfolios’ plan is a Distribution Plan and not Distribution and Shareholder Servicing Plan.

Response.  The Portfolios’ plan is a “Distribution and Shareholder Servicing Plan Pursuant to Rule 12b-1.”  Registrant has corrected any references to the plan that incorrectly classify it as a “Distribution Plan.”

Comment 4.  Please confirm if extraordinary expenses were incurred that materially impact “Other Expenses,” as required by Item 3(c)(ii) of Form N-1A, and, if so, disclose in accordance with the Form instructions.

Response. The Portfolios are new funds and have not commenced operations.  Accordingly, the “Other Expenses” shown are an estimate for the initial fiscal period.  The Registrant confirms, however, that to the extent extraordinary expenses are incurred in the future, which materially impact “Other Expenses,” it will disclose as much in accordance with Item 3(c)(ii) of Form N-1A.

Comment 5.  In Footnote 2 to the Fee Table for each Portfolio, delete the first sentence of the footnote as it is neither required nor permitted by Form N-1A.

Response.   The Registrant has made the requested deletion.

Comment 6.  In the introductory paragraph to the Fee Table for Clermont VI Portfolio, Enhanced Income VI Portfolio and Shelter VI Portfolio, please revise the disclosure to disclose that the fees shown do not include variable contract and separate account fees.

Response.  The disclosure has been revised as follows:

This table describes the annual operating expenses that you may indirectly pay if you ~~buy and hold~~ invest in the Portfolio through your retirement plan or if you allocate your insurance contract premiums or payments to the Portfolio. However, each insurance contract and separate account involves fees and expenses that are not described in this Prospectus.  If the fees and expenses of your insurance contract or separate account were included in this table, your overall expenses would be higher.  You should review the insurance contract prospectus for a complete description of fees and expenses.

Comment 7.  Please revise the Portfolio Turnover disclosure in the Fund Summary section of each Portfolio to address the following comments:

a.

Please include disclosure that portfolio turnover for the last fiscal year is not shown because the Portfolio has not commenced operations as of the date of the Prospectus.

b.

Please delete the second sentence as it is generally not applicable to insurance products.  Please also make corresponding disclosure on page 21 and throughout the prospectus as applicable.

Response.   The Registrant has revised the disclosure as follows:

The Portfolio pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). ~~A higher portfolio turnover rate may indicate higher transaction cost and may result in higher taxes when Portfolio shares are held in a taxable account~~.  These costs, which are not reflected in annual portfolio operating expenses or in the Example, affect the Portfolio's performance.  Because the Portfolio has not commenced operations as of the date of this prospectus, the portfolio turnover rate for the last fiscal year is not available.  In the future, the portfolio turnover rate for the most recent fiscal year will be provided here.

With respect to corresponding disclosures, Registrant confirms that such revisions have been made throughout the prospectus.

Comment 8.  With respect to the “Expense Example” for each Portfolio, please confirm that the expense waiver is only reflected for the period of the waiver.

Response.  Registrant so confirms.  The example numbers shown reflect the waiver for Year 1 only.

Comment 9.  Please disclose that the “Expense Example” for each Portfolio does not reflect any charges that may be imposed under variable insurance policies/variable annuity contracts and/or separate accounts.

Response.  The Registrant has revised the disclosure as follows:

“This Example is intended to help you compare the cost of investing in the Portfolio with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Portfolio for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Portfolio’s operating expenses remain the same.  The Example does not include any insurance contract and separate account fees and expenses; if the fees and expenses of your insurance contract or separate account were included in this table, your overall expenses would be higher.  Although your actual costs may be higher or lower, based upon these assumptions your costs would be…”

Comment 10.  In the “Principal Investment Strategies” section for each Portfolio, some terms are underlined.  Please explain why some terms are underlined and others are not.  Additionally, if the underlined terms indicate a principal strategy, please explain why they are not included in the Principal Risks.

Response.

The underlining is a formatting error, and has been corrected.

Comment 11.  Reference is made to the “MSCI ACWI (ex-US) Index” throughout the prospectus.  Please provide the Index’s full name the first time it is used in each section.

Response.  The requested change has been made.

Comment 12.  Consider whether “Asset Allocation Risk,” in addition to the currently disclosed “Management Risk,” would be a Principal Risk of the Portfolios as the selection of the underlying funds and allocation of Portfolio assets would cause the Fund to lose assets or underperform.  “Asset Allocation Risk” would be more specific than “Management Risk” described in the prospectus, and highlights to investors that the risk is not necessarily with management, but instead with the various underlying funds.  Specifically, changes to the underlying funds can impact performance.  If asset allocation is identified as a principal risk, please add Item 4 and Item 9 risk disclosure.

Response.  Registrant has reviewed the existing Principal Risk disclosure and believes that it appropriately discloses the risks of investing in the Portfolios.  Asset allocation risk is currently disclosed as an element of Management Risk, and to elevate it to the level suggested may tend to confuse investors regarding the nature of the Portfolios’ strategies.

Comment 13.  The Shelter VI Portfolio has “growth of capital” as a secondary objective.  The other Portfolios combine growth of capital in the primary objective.  Why does this Portfolio have a secondary objective?  Does the secondary objective apply only after the primary objective has been satisfied?

Response.  Based on prior conversations with the Staff in connection with the retail version of the Portfolio, Registrant has presented the Portfolio’s objective as primary and secondary in an effort to provide increased clarity to shareholders.  The objectives apply simultaneously, but the primary is of increased importance.

Comment 14.  With respect to the Shelter VI Portfolio, please describe how the Portfolio will invest for “protection” as referenced throughout the prospectus.  The current disclosure seems to indicate that certain assets will be fully protected from market conditions.  Please disclose the limits of protection or “shelter.”

Response.  As disclosed in the prospectus, the Portfolio invests for “protection” by using a variety of strategies in which the adviser seeks to “shelter” the Portfolio’s assets from large equity market declines by investing a portion of the Portfolio’s assets in low volatility equity ETFs, low volatility individual equity securities and U.S. Treasury bills. Additionally, with respect to the implication of full protection, existing prospectus disclosure provides, “You may lose money by investing in the Portfolio.”  Registrant has revised the disclosure as follows to avoid confusion regarding the “limits” of the “shelter”:

CLS will seek to "shelter" the Portfolio's assets from large equity market declines by investing a portion of the Portfolio's assets for protection in low volatility equity ETFs, low volatility individual equity securities and U.S. Treasury bills.  As with any mutual fund, there is no guarantee that the Portfolio will achieve its goal.

Comment 15.  Please revise the last paragraph of the “Principal Investment Strategies” section of Shelter VI Portfolio, which describes the “dynamic allocation model process,”
for clarity.

Response.  Registrant has revised the disclosure as follows:

CLS, using its dynamic allocation model process, will reduce the allocation of  ~~esome or all of~~ the Portfolio’s assets ~~back~~  from the protection portfolio, and increase the allocation of Portfolio assets to the growth of capital portfolio if the portfolio’s value increases above specific sensitivity levels that shift  ~~move~~ the ~~p~~Portfolio’s strategy into protection, and at least 31 days have passed since the assets were moved into protection.

Comment 16.  In the second to last sentence of the last paragraph of the “Principal Investment Strategies” section of Shelter VI Portfolio, please consider whether it is appropriate to disclose a maximum risk level.  What if the strategy fails and volatility exceeds this level?  Additionally, given the maximum risk level, please consider whether using the term “Shelter” in the Portfolio’s name is misleading.

Response.  Registrant does not believe that using the term “Shelter” in the Portfolio’s name is misleading.  The maximum risk level shown in the prospectus is described as merely a forecast based on the adviser’s projections.  It is in no way intended to be an express forecast of the risk(s) of the Portfolio.  Please also see Registrant’s response  to Comment 14.  Registrant does not believe the Portfolio’s name is misleading.  The term “Shelter” is descriptive of the Portfolio’s strategy as described in the first paragraph of the “Principal Investment Strategies” section of the prospectus: “[The adviser] will seek to “shelter” the Portfolio’s assets….]”

Comment 17.  In the Item 9 “Investment Strategies – the CLS Fund of Funds” disclosure, reference is made to “low volatility equity ETFs.”  What makes these ETFs low volatility?  Is it because they are fixed income ETFs?

Response.  Registrant has revised the disclosure for clarity as follows:

The portion of the Shelter VI Portfolio’s assets allocated to protection  ~~fixed income~~ typically will consist of low volatility equity securities, low volatility equity ETFs and U.S. Treasury bills.  CLS identifies low volatility equity ETFs by utilizing the S&P 500 Low Volatility Index, which measures the performance of the 100 least volatile stocks in the S&P 500.

Comment 18.  In the Item 9  “Management of the Portfolios” section, the expense limitation agreement is described showing that the adviser will “defer” its fees.  Please clarify the disclosure to describe what is meant by “defer” and describe the recoupment provisions under the agreement.

Response.  Registrant has revised the disclosure to replace “defer” with “waive,” and has added a description of the recoupment provisions under the agreement.  The revised disclosure is as follows:

CLS has agreed to waive ~~defer~~ its advisory fee to limit total operating expenses at least through December 31, 2014 so that direct expenses (not including expenses relating to dividends on short sales, interest expense, indirect fees and expenses of Underlying Funds and extraordinary or non-recurring expenses) do not exceed 1.30% of average daily net assets of the Enhanced Income Portfolio, and 1.40% of average daily net assets of the Amerigo Portfolio, Clermont Portfolio, and Shelter Portfolio.  Any waiver ~~deferral~~ may be recouped by CLS from the applicable Portfolio, to the extent that overall expenses fall below specified limits, within three years of when the amounts were waived ~~defered~~, if such reimbursement can be achieved within the foregoing expense limits.

Comment 19.  On the first line of the second full paragraph of “Distribution Fees” under the Item 9 “Distribution of Portfolio Shares,” please delete the extraneous space between “Portfolio” and “s’”.

Response.  The requested change has been made.

Comment 20.   In the third full paragraph of “Distribution Fees” under the Item 9 “Distribution of Portfolio Shares,” please explain what is meant by “a substantial period of time.”  Please revise the disclosure to more closely resemble the instructions in Item 12(b)(ii) of Form N-1A.

Response.  Registrant has revised the disclosure as follows:

Because these fees are paid out of the Portfolio’s assets on an on-going basis, ~~Y~~ you should be aware that over time these fees will increase the cost of your investment

 ~~if you hold your shares for a substantial period of time, and may cost you more than paying other types of sales charges including indirectly paying more than the economic equivalent of the maximum front-end sales charge allowed by FINRA due to the recurring nature of distribution (12b-1) fees.~~

Statement of Additional Information (SAI)

Comment 21.  In the “Management of the Trust” section under “Board Risk Oversight,” reference is made to an Audit Committee, and under “Trustee Qualifications” reference is made to an “Audit and Nominating Committee.”  Are these two separate committees?  Please reconcile the apparent discrepancy.

Response.  The Trust has an Audit Committee consisting of all of the Independent Trustees.  The Trust does not have a standing Nominating Committee.  Audit Committee acts as an ad hoc Nominating Committee if and when necessary.  The reference to the “Audit and Nominating Committee” has been revised accordingly.

Comment 22.  In the fifth paragraph of the “Investment Management and Other Services” section under “Investment Adviser,” please complete the missing information and confirm supplementally that the advisory fee is 1.00% as disclosed in the Fee Table for each Portfolio.

Response.  Registrant has completed the missing information and so confirms.

Part C

Comment 23.  Item 28(m)(1) references a “Distribution and Shareholder Servicing Plan,” but the prospectus references a “Distribution” plan.  Please confirm that the “Distribution Plan,” as referenced in the prospectus, will be filed by amendment.  Alternatively, if the existing “Distribution and Shareholder Servicing Plan” will be amended to include the Portfolios, please reconcile this apparent contradiction.

Response.  Please see Registrant’s response to Comment 3.  The plan is a “Distribution and Shareholder Servicing Plan,” and will be amended to include the Portfolios, and the amended plan will be filed by amendment.

Comment 24.  In Item 33, reference is made to Northern Lights Distributors, LLC (“NLD”), and it is noted that NLD “maintains all records required to be maintained pursuant to each Fund’s distribution plan…”  Please confirm that NLD will also maintain all records required pursuant to the distribution plan for the Portfolios, and revise the above disclosure accordingly.

Response.  NLD will maintain the records required to be maintained pursuant to the distribution plan for the Portfolios, and has revised the disclosure accordingly.

General Comment

Comment 25.  Please confirm that all missing information will be completed and all required exhibits filed by amendment.

Response.  Registrant so confirms.

The Registrant has authorized Thompson Hine LLP to convey to you that the Registrant acknowledges the following:

1.

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

2.

Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

3.

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call Emily Little at (614) 469-3264 or JoAnn Strasser at (614) 469-3265.

Very truly yours,

/s/ THOMPSON HINE LLP